July 7, 2025

Kevin Halleran
Chief Financial Officer
Blue Owl Digital Infrastructure Trust
150 N. Riverside Plaza, 37th Floor
Chicago, IL 60606

        Re: Blue Owl Digital Infrastructure Trust
            Registration Statement on Form 10-12G
            Filed June 10, 2025
            File No. 000-56758
Dear Kevin Halleran:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10-12G filed June 10, 2025
Item 1. Business, page 6

1. We note that you may invest in non-real estate investments that are related to your digital infrastructure investments, including investments related to your customers, and that you may also invest in derivatives. Please clarify the types of investments this would entail, including whether investments relating to your customers could include investing in digital assets or digital asset derivatives. In addition, please clarify the meaning of "adjacent verticals" to the digital infrastructure system identified as an investing target on page 7.
Allocation of Investment Opportunities, page 25

2. Please revise to more clearly explain whether there is a formal allocation policy between you and the Other Blue Owl Accounts, quantify the number of Other Blue
       Owl Accounts that have priority over you for investments, and disclose the amounts that such Other Blue Owl Accounts have available for investments in your targeted
 July 7, 2025
Page 2

       acquisition opportunities. In this regard, we note the statement that "these Other Blue
       Owl Accounts will, from time to time, have priority over us with respect to such investment opportunities."
Share Repurchase Plan, page 27

3. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan.
       We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with relief granted by the Division of Corporation
       Finance in prior no action letters. To the extent you are relying on Blackstone Real
       Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNNREIT,
       Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April
       26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1,
       2017), please provide us with an analysis as to how your plan is consistent with such relief. To the extent you have questions as to whether the plan is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may
       contact the Division   s Office of Mergers and Acquisitions at
202-551-3440.
4. It appears that you may conduct the share repurchase plan during the continuous private offering of shares described beginning on page 28. Please be advised that you are responsible for analyzing the applicability of Regulation M to your repurchase program. We urge you to consider all the elements of your repurchase plan in determining whether the plan is consistent with the class exemptive letter granted to
       Alston & Bird LLP dated October 22, 2007. To the extent you have questions regarding your plan, you may contact the Division of Trading and Markets at 202-
       551-5777.
Item 6. Executive Compensation, page 131

5. We note your statement that your executive officers will not receive direct compensation from you, but that you will reimburse the Adviser, Blue Owl, or their affiliates for company expenses incurred on your behalf, which may include compensation. In future filings that require Item 404 of Regulation S-K disclosure, please break out the amounts paid pursuant to expense reimbursement to specify any amounts reimbursed for salaries and benefits of your named executive officers.
Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related
Shareholder Matters
Calculation and Valuation of Net Asset Value, page 146

6. We note your use of monthly NAV to calculate certain fees and for pricing your share repurchase plan. Please revise to clarify how you will communicate such NAV pricing directly to investors.
General

7. Please note that the Division of Investment Management is reviewing your filing and may have further comments.
 July 7, 2025
Page 3
8. Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the
       Exchange Act of 1934 even if comments remain outstanding. In that case, please consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Isabel Rivera at 202-551-3518 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Benjamin Wells